EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Nine Months Ended September 30, 2011	Year Ended December 31,

		2010	2009	2008	2007
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$5,387	$6,071	$5,602	$4,776	$2,523
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	1,764	2,074	1,717	1,444	1,106
Equity in net income of affiliates	215	313	550	617	524
Capitalized interest	—	8	13	21	24

Adjusted income	3,408	3,676	3,322	2,694	869
Add:
Fixed charges	133	201	242	387	497
Distributed income of equity investments	224	313	550	590	488

Total Earnings	$3,765	$4,190	$4,114	$3,671	$1,854

Fixed Charges
Interest expense	$103	$145	$184	$310	$422
Capitalized interest	—	8	13	21	24
One-third of rental expense(1)	30	48	45	56	51

Total Fixed Charges	$133	$201	$242	$387	$497

Ratio of Earnings to Fixed Charges	28.31	20.85	17.00	9.49	3.73

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1